Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

March 2, 2023

VIA EDGAR

Chad Eskildsen

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re: Eaton Vance Funds - Sarbanes-Oxley Review – FORM N-CEN:

Trust	FYE	Registration No.	Fund
EATON VANCE SPECIAL INVESTMENT TRUST	9.30.22	811-01545	Eaton Vance Short Duration Inflation-Protected Income Fund
EATON VANCE GROWTH TRUST	9.30.22	811-01241	Eaton Vance Greater China Growth Fund
EATON VANCE GROWTH TRUST	9.30.22	811-01241	Eaton Vance Worldwide Health Sciences Fund
EATON VANCE CALIFORNIA MUNICIPAL BOND FUND	9.30.22	811-21147	Eaton Vance California Municipal Bond Fund

Dear Mr. Eskildsen:

This letter responds to comments provided to the undersigned via telephone on January 31, 2023. We have reproduced the comment below and immediately thereafter provided the response.

Eaton Vance Short Duration Inflation-Protected Income Fund (the “Fund”):

Comment 1: In Item C.3. of Form N-CEN (Type of fund), as of October 31, 2022, the Fund indicated that it is a Master-Feeder Fund by checking box “f”; however, the Fund includes disclosure regarding the Use of Fund-of-Funds Structure on p. 22 of the its prospectus, and Acquired Fund Fees and Expenses are noted as a line item in the Fund’s fee table in its prospectus, which indicates that the Fund is a fund of funds. Please address this discrepancy.

Response 1: The Fund is structured as a fund of funds. It inadvertently checked box “f” in Item C.3. of Form N-CEN rather than box “e”. The Fund will check box “e” in its next filing on Form N-CEN.

Eaton Vance Greater China Growth Fund (the “Fund”):

Comment 2: In Item B.22.a. of Form N-CEN (Net asset value corrections (open-end management investment companies only)), as of August 31, 2022, the Fund indicated “Yes” to the question regarding whether, “[d]uring the reporting period, [there] were any payments made to shareholders or shareholder accounts reprocessed as a result of an error in calculating the Registrant’s net asset value (or net asset value per share).” Please supplementally describe the nature and circumstances of the NAV error, including: (i) any internal control implications; (ii) any mitigation actions to address internal controls implications; and (iii) amount reimbursed. In addition, if amounts have been reimbursed, please explain why the Fund has not disclosed such reimbursements in its financial statements and cite any applicable accounting guidance that would explain was it was not disclosed.

Response 2: The Fund experienced a NAV error due to the application by the Fund’s custodian of an incorrect currency to certain restricted shares held by the Fund. The Fund followed its NAV correction policy in addressing the error. Since the amount of the misstatement was concluded to be material, the Fund’s daily net assets and NAV per share were revised each day during the error period to reflect the value of the holdings with the correct currency applied. The Fund reprocessed shareholder transactions in accordance with the Fund’s NAV correction policy. The Fund realized a net gain from the error and, as such, no amounts were required to be reimbursed to the Fund. The Fund’s investment adviser and custodian took certain actions to mitigate the risk of similar errors occurring in the future. The Fund’s investment adviser enhanced its review process for checking instructed prices and currencies and the custodian reinforced training and enhanced its cusip establishment process.

Eaton Vance Worldwide Health Science Fund (the “Fund”):

Comment 3:

In Item B.22.a. of Form N-CEN (Net asset value corrections (open-end management investment companies only)), as of August 31, 2022, the Fund indicated “Yes” to the question regarding whether, “[d]uring the reporting period, [there] were any payments made to shareholders or shareholder accounts reprocessed as a result of an error in calculating the Registrant’s net asset value (or net asset value per share).” Please supplementally describe the nature and circumstances of the NAV error, including: (i) any internal control implications; any mitigation actions to address internal controls implications; and (iii) amount reimbursed. In addition, if amounts have been reimbursed, please explain why the Fund has not disclosed such reimbursements in its financial statements and cite any applicable accounting guidance that would explain was it was not disclosed.

Response 3: In response to Item B.22.a. of Form N-CEN, as of August 31, 2022, the Fund inadvertently responded “Yes.” The Fund should have responded “No” to this item, as during the reporting period, no payments were made to shareholders and no shareholder accounts were reprocessed as a result of an error in calculating the Fund's net asset value (or net asset value per share).

Eaton Vance California Municipal Bond Fund (the “Fund”):

Comment 4: In Item C.7.n.vi of Form N-CEN (Reliance on certain statutory exemption and rules), as of September 30, 2022, the Fund indicated that it did not invest in any security on a when-issued or forward-settling basis, or with a non-standard settlement cycle, in reliance on Rule 18f-4(f). The Fund’s financial statements, as of September 30, 2022, included when-issued securities. Please supplementally describe if such when-issued securities are treated as senior securities or if they are not treated as such in reliance on Rule 18f-4(f) under the Investment Company Act of 1940 (the “1940 Act”).

Response 4: The when-issued securities held by the Fund on September 30, 2022 did meet the criteria in Rule 18f-4(f) under the 1940 Act. The box in Item C.7.n.vi of Form N-CEN was inadvertently left unchecked in the Fund’s N-CEN filing as of September 30, 2022. Going forward, the Fund will work to ensure that the Fund’s reliance on the statutory exemptions and rules are appropriately reflected in Item C.7. of Form N-CEN.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President